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TIOMIN RESOURCES INC.

News Release (TSX: TIO)

RECEIVED
2009 MAY 18 A 2:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tiomin Announces Mailing and Filing of Management Proxy Circular

TORONTO – May 4, 2009 - Tiomin Resources Inc. ("Tiomin" or the "Company") announced today that it has filed its Management Information Circular ("Circular") on SEDAR (www.sedar.com) and mailed its Notice of Meeting, Management Proxy Circular and Form of Proxy in connection with the Company's Annual Meeting of Shareholders to be held on May 26, 2009.

On the agenda for the meeting is the re-election of the current slate of directors as well as reappointment of Ernst & Young as the Company's independent auditors.

The proposed slate of directors, which management urges you to support, are very experienced individuals who collectively have over 200 years relevant experience as geologists, mining engineers, CEOs, lenders, investment bankers and lawyers. The proposed board members also have very strong track records in delivering transactions that have created tremendous shareholder value.

"The management team and board have a clear strategy for Tiomin's future," stated Robert Jackson, President & CEO of Tiomin, "and our main focus right now is to realize value in Tiomin's current assets while also seeking an accretive transaction such that Tiomin's cash can be married with a producing or near-producing assets.

"We strongly believe that this strategy will provide the best value creation for shareholders," added Mr. Jackson.

In order to give Tiomin's management and the board the strongest possible mandate to be stewards of the Company, Tiomin urges all shareholders to vote their proxies for management.

Tiomin urges all shareholders to vote their BLUE form of proxy for all proposed resolutions, including the re-election of Tiomin's board. Shareholders with any questions or requiring assistance in completing their BLUE form of proxy, are asked to contact Tiomin's proxy solicitation agent, Kingsdale Shareholder Services at 1-866-851-2468. Your vote is extremely important.

Certain actions and allegations by Jaguar Financial Corporation ("Jaguar") have created confusion around the management team and board of Tiomin, the annual meeting and the proxy circular. While Jaguar has announced it intended to withdraw its Requisition for a Special Meeting of Tiomin, outstanding issues, including claims alleged in a proposed derivative legal action against the Tiomin board of directors by Jaguar, still remain.

The board and management team strongly dispute what it believes to be unfounded claims by Jaguar, and the proposed legal action will be vigorously defended.

dlw 5/18

Tiomin's AGM is scheduled for Tuesday May 26, 2009 at 10:00 am at The Toronto Stock Exchange Tower, the Gallery Room, Toronto, Ontario.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.